Exhibit 99.K

SCHEDULE I TO AMENDMENT NO. 3

Schedule I is hereby amended and restated as follows:

Directors and Executive Officers of CBRE Group, Inc. and CBRE Services, Inc.

Set forth below is the name and principal occupation of each of the directors and executive officers of each of CBRE Group, Inc. and CBRE Services, Inc. Each of the following individuals is a United States citizen, except Vincent Clancy, who is a British citizen, E.M. Blake Hutcheson, who is a Canadian citizen, and Vikram Kohli, who is an Indian citizen. The business address of each such person is 2121 North Pearl Street, Suite 300, Dallas, Texas 75201. None of the individuals listed below beneficially owned any securities issued by the Issuer as of April 18, 2025 or have effected any transaction in the Issuer's securities during the past 60 days.

Directors

Name	Principal Occupation
Brandon B. Boze	Managing Principal of Bridges Capital, LLC
Vincent Clancy	Board Chair and Chief Executive Officer of Turner & Townsend
Beth F. Cobert	President, Affiliates and Strategic Partnerships of Strada Education Foundation
Reginald H. Gilyard	Senior Advisor to The Boston Consulting Group, Inc.
Shira D. Goodman	Retired
E.M. Blake Hutcheson	President and Chief Executive Officer of Ontario Municipal Employees Retirement System (OMERS)
Christopher T. Jenny	Chair and Chief Executive Officer of Jennus Innovation
Gerardo I. Lopez	Retired
Guy Metcalfe	Former Managing Director and Global Chair of Real Estate at Morgan Stanley
Oscar Munoz	Special Advisor to United Airlines Holdings, Inc.
Gunjan Soni	Former Chief Executive Officer of Zalora South East Asia Pte. Ltd.
Robert E. Sulentic	Chief Executive Officer and President of CBRE Group, Inc.
Sanjiv Yajnik	President of Capital One Financial Services

Executive Officers

Name	Principal Occupation
Chad Doellinger	Chief Legal & Administrative Officer and Corporate Secretary of CBRE Group, Inc.
Emma E. Giamartino	Chief Financial Officer of CBRE Group, Inc.
Jamie Hodari	Chief Executive Officer, Building Operations & Experience and Chief Commercial Officer
Vikram Kohli	Chief Operating Officer of CBRE Group, Inc. and Chief Executive Officer, Advisory Services
Robert E. Sulentic	Chief Executive Officer and President of CBRE Group, Inc.